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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
William Blair Funds Placement Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Burke — (312) 236-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name)*)

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TA 3/25

OATH OR AFFIRMATION

I, Timothy Burke, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair Funds Placement Group, L.L.C., as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Timothy Burke
Chief Financial Officer

Notary Public

"OFFICIAL SEAL"
ELIZABETH ZUREK
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 05/29/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Subordinated Borrowings.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital Pursuant to SEC Rule 15c3-1.
- ☐ (h) Statement Regarding SEC Rule 15c3-3.
- ☐ (i) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (k) An Oath or Affirmation.
- ☐ (l) A copy of the SIPC Supplemental Report.
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Blair Funds Placement Group, L.L.C.

Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Member
William Blair Funds Placement Group, L.L.C.

We have audited the accompanying statement of financial condition of William Blair Funds Placement Group, L.L.C. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of William Blair Funds Placement Group, L.L.C. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 24, 2009

0902-1031709

William Blair Funds Placement Group, L.L.C.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 694,742
Fixed assets, at cost (net of accumulated depreciation and amortization of $65,785)	136,651
Other assets	65,797
Total assets	$ 897,190
Liabilities and member's capital	
Payables:	
Affiliate payable	$ 283,983
Accrued expenses	10,887
Other payables	40,198
Total liabilities	335,068
Member's capital	562,122
Total liabilities and member's capital	$ 897,190

See accompanying notes.

William Blair Funds Placement Group, L.L.C.

Notes to Statement of Financial Condition

1. Organization and Nature of Operations

William Blair Funds Placement Group, L.L.C. (the Company) was formed on March 22, 2007 and commenced operations on April 1, 2007. It is a wholly owned subsidiary of William Blair & Company, L.L.C. (the Parent). The Company is a limited purpose broker-dealer established for the purpose of raising private equity funds for venture, buyout, real estate, and mezzanine funds. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). Its operations are primarily in Chicago, Illinois with a branch in Dallas, Texas.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market fund investments of approximately $647,000 are included in cash and cash equivalents and are valued at reported net asset value. These money market funds are managed by the Parent.

Financial Instruments

Effective January 1, 2008 the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. Based on the fair value hierarchy established by SFAS 157, the Company's money market fund investments are considered Level 1 financial instruments.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets consist of office furnishings, equipment, and leasehold improvements. Depreciation on office furnishings and equipment is provided on an accelerated basis over five to seven years (net 99%). Leasehold improvements are amortized on a straight-line basis over seven years (net 1%).

Income Taxes

The Company is a disregarded entity for federal income tax purposes, and as a result, its taxable income or loss is considered to be the taxable income or loss of the Parent. However, the Company is subject to the Texas state income tax.

3. Commitments and Contingent Liabilities

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2011. Future minimum annual lease payments required of the Company at December 31, 2008, are as follows:

Year	Lease Payments
2009	$ 130,103
2010	131,176
2011	110,059
Total minimum lease payments	$ 371,338

4. Retirement Plans

The Parent sponsors a qualified profit-sharing plan that covers employees of the Company who meet certain eligibility requirements. The annual contribution to the plan is discretionary. The Company's employees may also be eligible to participate in the employee benefit offerings of the Parent.

5. Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission and FINRA. The Company computes its net capital requirement under the alternative method, provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to $250,000 or 2% of aggregate debit items, as defined. The Company is subject to an exemptive provision under SEC Rule 15c3-3(k)(1) of the customer protection rule in that it conducts a limited business. At December 31, 2008, the Company had net capital of $346,734 and required net capital of $250,000.

6. Related-Party Transactions

The Company receives administrative support from the Parent. The Parent pays certain of the Company's expenses and the Company reimburses it in due course. As of December 31, 2008, the Company owes the Parent $283,983, which is included on the statement of financial condition.

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STATEMENT OF FINANCIAL CONDITION

William Blair Funds Placement Group, L.L.C.
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG